UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILLIAMS TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Post Road East, Suite 120
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BABAK B MOROVATI 203-353-7685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

709 WESTCHESTER AVENUE	WHITE PLAINS	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BABAK B MOROVATI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLIAMS TRADING, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN BEFORE ME
THIS 1st DAY OF March, 2021

Notary Public

Signature

Chief Financial Officer
Title

Jared P. Stevens
Notary Public
Connecticut
My Commission Exp. March 31, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Williams Trading, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated financial statement of Williams Trading, LLC and Subsidiaries as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Williams Trading, LLC and Subsidiaries as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Williams Trading, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Williams Trading, LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Williams Trading, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Williams Trading, LLC and Subsidiaries' auditor since 2015.
White Plains, New York
February 27, 2021

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash and cash equivalents	$	9,556,518
Cash restricted or segregated under regulations		1,500,224
Receivables from clearing brokers, including clearing deposits of $2,000,000		3,968,666
Commissions and other receivables		5,118,253
Warrants		161,109
Operating right of use asset, net		516,664
Intangible assets, net		265,665
Property and equipment, net		30,426
Other assets		152,515
	$	21,270,040
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	5,522,813
Operating lease liability		516,664
Total Liabilities		6,039,477
Commitments and contingencies (Note 4)		
Equity		
Member's equity		15,502,253
Non-controlling interest		87,992
Accumulated other comprehensive loss		(359,682)
Total equity		15,230,563
	$	21,270,040

See accompanying notes to consolidated financial statement.

1. Nature of business

Williams Trading, LLC ("Williams Trading") is a Connecticut limited liability company, formed in July 1997 and commenced operations in March 1998 as an approved broker-dealer. Williams Trading is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the NYSE ARCA Exchange ("NQX"), and the NASDAQ exchange.

Williams Trading's operations are also conducted through its wholly-owned and majority owned subsidiaries.

Williams Trading (UK) Limited ("Williams UK"), a wholly-owned subsidiary of Williams Trading, is an entity that is the majority owner (99%) of Williams Trading Europe, LLP ("Williams Europe"). Williams Europe commenced operations March 16, 2006, as a registered broker-dealer with the Financial Conduct Authority ("FCA") located in the United Kingdom.

Williams Trading, Williams UK, and Williams Europe execute trades with or on behalf of, and earn commissions from, managers of private investment funds ("clients") and also engages in the sales of private securities. The Company is authorized to engage in investment banking activities; however, no such activities were performed in the year ended December 31, 2020. The Company is authorized to do business as Williams Research Partners, however, this is only a subdivision of Williams Trading, not a separate operating entity and is used for marketing purposes only.

2. Summary of significant accounting policies

Principles of Consolidation

The accompanying consolidated financial statement include the accounts of Williams Trading, Williams UK, and Williams Europe (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America, ("GAAP").

Use of Estimates

The preparation of consolidated financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less at acquisition to be cash equivalents.

2. Summary of significant accounting policies (continued)

Restricted Cash

Restricted cash consist of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 8).

Statement of Cash Flows

In November 2016, the FASB issued ASU 2016-18, which requires that amounts generally described as restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the consolidated statement of cash flows.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated statement of financial condition that sum to the total of such amounts shown in the consolidated statement of cash flows as of December 31, 2020:

Cash and cash equivalents	$ 9,556,518
Cash restricted or segregated under regulations	1,500,224
Total cash and cash equivalates and restricted cash show in the consolidated statement of cash flow.	$ 11,056,742

Securities Owned, at Fair Value

Securities owned, which may consist of equity securities, corporate bonds, warrants and options, are valued at market and change in unrealized gains and losses are reflected in revenues.

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to clearing agreements with the various clearing firms.

Revenue Recognition

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition, Commission of Publicly Traded Securities

The Company buys and sells publicly traded securities on behalf of its customers. There are no formal contracts outlining the number of shares or transaction price or commission terms, all of these are considered optional purchases. Each time a customer enters into a buy or sell transaction, the Company considers that a performance obligation and accordingly, charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. Summary of significant accounting policies (continued)

Revenue Recognition, Commissions from Private Secondary Market Transactions

The company enters into agreements with institutional investors and other broker dealers to facilitate the purchase or sale of private secondary market shares on behalf of its clients. Each time a transaction closes, the company has met a performance obligation and charges a commission.

Revenue Recognition, Disaggregation of Revenue

All of the Company's 2020 revenues are consistent with the breakdown as presented in the Consolidated Statement of Comprehensive Income.

Revenue Recognition, Research Fees

Research fees from individualized and customized research services is recorded in the Consolidated Statement of Comprehensive Income. The Company does not provide subscription services or advisory services and does not sell or provide any market data services. The Company does not have contracts with customers setting forth contractual fees or the frequency of payments for products or services. There are no contracts with customers for individualized and customized research services. Research fees are identified when the customer informs the Company of the intention to make a payment. The Company's clients determine the amount that they want to pay for individualized and customized research services. For research fees the period in which the parties have enforceable rights and obligations can only be determined when the customer informs the Company of the intention to make a payment for individualize and customized services.

Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. Research services can be terminated at will by either the Company or the customer at any time without a termination penalty. The Company is a principal with respect to research fees as a result, The Company recognizes these revenues on a gross basis.

Revenue Recognition, Capital Introduction

The company receives fees for introducing institutional investors to hedge funds if the investor invests with the hedge fund. The fee received is a percentage of the amount of money invested in the fund, and is earned over a period of time, as long as the investment remains in the fund.

2. Summary of significant accounting policies (continued)

Property and Equipment and Intangible Assets

Property and equipment and intangible assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-5 years	Straight-line
Telecommunication and other equipment	3-5 years	Straight-line
Computer hardware and software	3-5 years	Straight-line
Leasehold improvements	Lease term	Straight-line
Intangible assets	5 years	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2020.

Foreign Currency Translation

Foreign currency transactions and the financial statement of Williams Trading's foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses, which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statement are excluded from the consolidated statement of comprehensive income and are reported as a separate component of member's equity. The annual currency translation adjustment increased total equity by $296,223 for the year ended December 31, 2020.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits, as well as foreign tax audits.

2. Summary of significant accounting policies (continued)

Non-Controlling Interest

The third-party ownership interest in consolidated subsidiaries that are less than wholly owned are referred to as non-controlling interests. The portion of net income attributable to non-controlling interests for such subsidiaries is presented as net income applicable to non-controlling interests on the consolidated statement of comprehensive income, and the portion of equity of such subsidiaries is presented as non-controlling interests on the consolidated statement of financial condition and consolidated statement of changes in member's equity.

3. Property and equipment and Intangible assets

Property and equipment consist of the following at December 31, 2020:

Furniture and fixtures	$	290,583
Telecommunication and other equipment		343,396
Computer hardware and software		1,657,335
Aviation		324,555
Leasehold improvements		450,159
		3,066,028
Less accumulated depreciation and amortization		(2,769,937)
Property and equipment, net	$	296,091

Intangible assets as of December 31, 2020 were $324,555, less accumulated amortization of $58,890. Depreciation and amortization expense amounted to $55,370 for the year ended December 31, 2020.

4. Commitments and contingencies

Lease Accounting

On January 1, 2019, the Company adopted ASC 842, Leases, which requires the recognition of a ROU asset and lease liability on the statement of financial condition. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statement as its date of initial application.

As of December 31, 2020, the Company had a ROU operating lease asset of $516,664 (net of accumulated amortization of $156,200). As of December 31, 2020, the Company had an operating lease liability of $516,664. The Company has an operating lease for office space that expires April 2024. The lease does not contain a renewal option and therefore no optional periods are included in determining the lease term. The lease does contain a termination option by the Company. The Company may terminate the lease no later than 12 months prior to the end of the lease term provided the Company issues a written termination notice to the lessor and pays a termination fee, as defined in the agreement.

4. Commitments and contingencies (continued)

Lease Accounting (continued)

The new standard also provides practical expedients for an entity's ongoing accounting. We elected the short-term lease recognition exemption for office leases and all leases that qualify going forward. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The cost of short-term leases for the year ended December 31, 2020 was $17,518. We also elect the practical expedient to not separate the lease and non-lease components for all of our leases.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. Since the Company's lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Lease expense for the year ended December 31, 2020, was $264,705.

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $ 156,200

Supplemental weighted-average information related to operating leases was as follows for the year ended December 31, 2020:

Remaining lease term (in years):	3.33
Discount rate:	2.46%

The Company entered into an agreement to lease office space in Connecticut for a period of 6 years beginning on May 1, 2018. The minimum rental commitments under this lease, are as follows:

Year Ending December 31, 2020:	Total
2021	$ 162,400
2022	163,800
2023	163,800
2024	54,600
	$ 544,600
Less effects of discounting	(27,936)
Lease liabilities recognized	$ 516,664

4. Commitments and contingencies (continued)

Legal Matters

In the normal course of business, the Company may be party to various legal matters. Management of the Company, after consultation with legal counsel, believes that there were no legal matters that would have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

5. Net capital requirement

Williams Trading is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, Williams Trading's net capital was $6,146,218 which was $5,896,218 in excess of its minimum requirement of $250,000.

Williams Europe is required under Financial Conduct Authority ("FCA") Rules to maintain capital equivalent of the greater of one quarter of its annual fixed overhead expenditure of the preceding year or the base requirement for an IFPRU50k firm. At December 31, 2020, Williams Europe was in compliance with FCA capital requirements.

6. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations. The clearing operation for securities transactions are provided by two brokers. These brokers are members of major securities exchanges. At December 31, 2020, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. The Company's receivables from brokers are comprised of the required aggregate clearing deposit of $2,000,000 as well as surplus cash held in reserve at the Company's clearing brokers.

Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. As part of its trading strategy, the Company uses derivative financial instruments. Credit risk and market risk exist with respect to these instruments. There were no securities sold, but not yet purchased or derivative financial instruments at or during the year ended December 31, 2020.

The Company clears all of its securities transactions through the clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2020, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

6. Off-balance sheet risk and concentration of credit risk (continued)

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large NQX or FINRA member firms and through a variety of reporting and control procedures.

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

7. Retirement plan

Effective January 1, 2004, the Company's Money Purchase Pension Plan was merged into its 401(k) Profit-Sharing Plan (the "Plan"). The Plan is for the benefit of all eligible employees who may make voluntary contributions to the Plan that cannot exceed $19,500 per annum, subject to IRC regulations. Company contributions to the Plan are at the discretion of management. The Company contributed approximately $150,000 to the Plan during the year ended December 31, 2020.

8. Commission Recapture Transactions

During 2020, the Company entered into commission recapture arrangements with certain clients within the provisions of Rule 28(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using commission recaptures. Other clients, specifically hedge funds, may still participate in the commission recapture program pursuant to the guidelines established in their fund documents. Under the commission recapture program, the Company uses commissions to pay brokerage and research related expenses on behalf of clients. At December 31, 2020, the Company has an outstanding liability of approximately $1,417,410 included in accounts payable and accrued expenses on the consolidated statement of financial condition.

The Company operates pursuant to the exemptive provision of Rule 15c3-3 with respect to its soft dollar business and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account, approximating $1,500,224 at December 31, 2020, are not used in the normal business operations of the Company. The amount is included in cash restricted or segregated under regulations in the accompanying consolidated statement of financial condition.

9. Related Party Transactions

The Company pays transaction fees in connection with the placement of private securities, to a company in which the Member has an ownership interest in. During the year ended December 31, 2020, the Company paid private equity fees of $14,597.

10. Current Expected Credit Losses ("CECL")

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents, cash restricted, receivable from clearing brokers, and Commissions and other receivables), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company identified receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance on a modified retrospective basis by means of a cumulative-effect adjustment to the opening equity as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effective adjustment was required upon adoption.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2020, an allowance for credit losses was not considered necessary.

11. COVID 19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.